 Exhibit 99.1

Vote FOR the Merger Proposal With Mellanox Technologies Ltd.

The Decision is Clear – A Combination With Mellanox Delivers Immediate Cash Value and is in the Best Interests of Shareholders

The value offered to EZchip's shareholders by Mellanox is **far superior** to EZchip's standalone prospects, given the significant risks and challenges EZchip faces as a standalone company and the fact that no other buyers of the Company emerged. Therefore, we believe the transaction with Mellanox is the **best outcome**.

EZchip's Initial Sale Process and Comprehensive 30-Day "Go-Shop" Produced Zero Alternate Proposals

EZchip's Board carefully, in full exercise of its fiduciary duty to all shareholders, pursued a sale process to obtain the highest price available.

6
Initial parties approached

31
Potential buyers approached during go-shop period

0
Alternate proposals to acquire EZchip

Mellanox Deal Offers You Immediate and Full Value With a Premium

$25.50 per share in cash
offer price represents full and certain value

+33%
premium over 12-month volume-weighted average[1]

+31%
premium over 3-month volume-weighted average[1]

+16%
premium over closing price[2]

Vote FOR the Merger Proposal With Mellanox Technologies Ltd.

If you have questions about how to vote your shares on the **WHITE** proxy card, or need additional assistance, please contact **MacKenzie Partners, Inc.**

Toll Free **(800) 322-2885** Collect **(212) 929-5500** **proxy@mackenziepartners.com**

[1]closing price prior to transaction announcement

[2]September 29, 2015 (last trading day prior to transaction announcement)

Follow the Recommendations of the
Board, Shareholders, Leading Advisory
Firms and Independent Analysts and
Vote FOR the Merger Proposal

Jefferies Piper Jaffray

September 30, 2015 September 30, 2015

“We agree with management that EZChip would be better positioned within a larger, more diversified company.” “...we view the acquisition as a positive and note that Mellanox has a good track record for integrating prior acquisitions.”

BENCHMARK MACQUARIE

November 5, 2015 November 18, 2015

“MLNX’s offer is at 21.0x our FY15 non-GAAP EPS estimate for EZCH, or 16.0x FY15 EPS net of EZCH’s cash position. This multiple is in line with other M&A multiples.” “We believe by amending the merger agreement last week which allows EZCH to go shop the company for a month and by removing the breakup fee, MLNX has addressed EZCH shareholders concerns that EZCH was not adequately shopped around.”

ISS (U.S.) ENTROPY (Israel)

“The offer price of USD 25.50 in cash provides reasonable compensation for giving up the potential upside in a successful turnaround.” “...we believe that the alignment of interests of the CEO of the Company who is also its largest individual shareholder, the fact that the transaction was done at a price higher than the market price at the time of its announcement and the lack of any higher proposal thus far from any competitor, indicate that the price offered by Mellanox is beneficial to all of EZchip’s shareholders.”

Unanimously approved
and recommended
by EZchip’s Board
of Directors

Culmination of
comprehensive go-shop
process and initial sale
process, with extensive
negotiations by the
EZchip Board

Eliminates future
execution risks
for EZchip as a
standalone company

“As the founder of EZchip
over 15 years ago and
its largest individual
shareholder, my interests
are aligned with yours. I
believe in the merits of
this transaction and the
value that it creates for
EZchip shareholders.”

Eli Fruchter
CEO, EZchip

*Permission to use quotations neither sought nor obtained. Emphasis added.

If you have questions about how to vote your shares on the WHITE proxy card, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

MacKenzie Partners, Inc.

Toll-Free: (800) 322-2885 Collect: (212) 929-5500

Safe Harbor Statement

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd. These statements are only predictions based on EZchip’s current expectations and projections about future events based on its current knowledge. There are important factors that could cause EZchip’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip’s filings with the Securities and Exchange Commission (SEC). For more details, refer to EZchip’s SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip’s Proxy Statement, dated December 21, 2015). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are urged to read the Proxy Statement, dated December 21, 2015, together with the Merger Agreement and other exhibits thereto, in their entirety because they contain important information. The Proxy Statement, dated December 21, 2015 (including the Merger Agreement with Mellanox Technologies, Ltd. (as amended by Amendment No. 1 dated November 17, 2015) and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC and mailed to shareholders. Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.

Toll-free: (800) 322-2885 Collect: (212) 929-5500 proxy@mackenziepartners.com